P.E. 2/8/02

02013820

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

INDEX

KINROSS
Gold Corporation

Press Release

February 4, 2002.

Toronto, Ontario – **Kinross Gold Corporation ("Kinross"; TSE-K; Amex-KGC)** announced today that it has informed **Kinam Gold Inc. ("Kinam"; Amex-KGC.pr.B)** that it is considering a cash tender offer of $16.00 per share for the 894,600 shares of Kinam's $3.75 Series B Convertible Preferred Shares not already owned by Kinross. Kinross currently owns all of the common shares of Kinam and 945,400 of the 1,840,000 issued and outstanding Kinam preferred shares. Commencement of the formal tender offer is subject to a number of conditions, including the completion of a financing by Kinross announced on January 22, 2002, which Kinross anticipates will be completed by February 12, 2002, and a determination by the Board of Directors of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the preferred shares. There can be no assurance that these conditions will be met or that the tender offer will be made by Kinross. The formal offer, if made, will be subject to such terms and conditions as may be set forth in the tender offer documents.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements involve various risks and uncertainties, including the successful completion of the financing; changes in the price of gold; the absence of material changes in general economic conditions; and the final determinations of the Boards of both Kinross and Kinam. The occurrence of any one or more of these risks could cause actual results and future events to differ materially from those anticipated in the forward-looking statements.

KINROSS HAS NOT MADE A FINAL DETERMINATION TO PROCEED WITH THE TENDER OFFER. SECURITIES OFFERED IN THE KINROSS FINANCING HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. HOLDERS OF THE $3.75 SERIES B PREFERRED STOCK ARE ADVISED TO READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. IF A TENDER OFFER IS COMMENCED BY KINROSS, INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT www.sec.gov. HOLDERS OF $3.75 SERIES B PREFERRED STOCK WILL ALSO BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT, LETTER OF TRANSMITTAL, AND OTHER OFFERING DOCUMENTS FOR FREE FROM KINROSS AT THE SCOTIA PLAZA, 52nd FLOOR, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2 CANADA, ATTN: SHELLEY RILEY, TELEPHONE NUMBER (416) 365-5198.

For additional information e-mail info@kinross.com or contact:

Robert M. Buchan
Chairman and Chief Executive Officer
Tel: (416) 365-5650

Gordon A. McCreary
Vice President Investor Relations
and Corporate Development
Tel: (416) 365-5132

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KINROSS
Gold Corporation

Press Release

February 5, 2002

Toronto, Ontario – **Kinross Gold Corporation (TSE-K; Amex-KGC)** announced that, due to the difficult economic and political environment in Zimbabwe, Kinross has decided to write-down its investment in the Blanket mine by $11.8 million, effective December 31, 2001. Throughout this challenging time in Zimbabwe, the Blanket mine has continued to operate with estimated 2002 production of 39,000 ounces of gold. The decision to continue to operate or to suspend operations will be continuously reviewed in the context of the evolving economic and political conditions in Zimbabwe.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

-30-

For additional information, e-mail info@kinross.com or contact:

Robert M. Buchan
Chairman and
Chief Executive Officer
Tel. (416) 365-5650

Gordon A. McCreary
Vice-President,
Investor Relations and Corporate Development
Tel. (416) 365-5132

KINROSS GOLD CORPORATION
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Changes

February 4 and February 5, 2002.

Item 3. Press Releases

Two press releases were issued by Kinross in Toronto on February 4 and February 5, 2002 with respect to the material changes and filed via SEDAR.

Item 4. Summary of Material Change

On February 4, 2002, the Corporation announced that it has advised Kinam Gold Inc. ("Kinam") that it is considering a cash tender offer to acquire Kinam's $3.75 Series B Convertible Preferred Shares (the "Kinam Preferred Shares") from the non-affiliated holders of such shares. On February 5, 2002 the Corporation announced that due to the continuing uncertainties associated with the political and economic situation in Zimbabwe, the Corporation has determined to write off its investment in the Blanket mine.

Item 5. Full Description of Material Change

On February 4, 2002, the Corporation announced that it has advised Kinam that it is considering a cash tender offer of $16.00 per share for the Kinam Preferred Shares not already owned by Kinross. Kinross currently owns all of the common shares of Kinam and 945,400 of the 1,840,000 issued and outstanding Kinam Preferred Shares. Commencement of the formal tender offer is subject to a number of conditions, including the completion of a financing by Kinross announced on January 22, 2002, which Kinross anticipates will be completed by February 12, 2002, and a determination by the Board of Directors of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the Kinam Preferred Shares. There can be no assurance that these conditions will be met or that the tender offer will be made by Kinross. The formal offer, if made, will be subject to such terms and conditions as may be set forth in the tender offer documents.

On February 5, 2002 Kinross announced that due to the continuing uncertainties associated with the political and economic situation in Zimbabwe, the Corporation has determined to write off its $11.8 million investment in the Blanket mine, effective as of the fourth quarter of 2001. The Corporation intends to continue to operate the Blanket mine so long as conditions permit.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 5th day of February, 2002.

KINROSS GOLD CORPORATION

PER: Shelley M. Riley/
Shelley M. Riley
Corporate Secretary

This short form prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and the securities laws of applicable state of the United States or an exemption from such registration is available. See "Plan of Distribution".

Short Form Prospectus

New Issue

February 5, 2002

KINROSS GOLD CORPORATION

Cdn.$27,000,000

20,000,000 Common Shares

This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of an aggregate of 20,000,000 common shares (the "Offered Shares") of Kinross Gold Corporation (the "Corporation") at a price of Cdn.$1.35 per common share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 24, 2002 among the Corporation and CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Canaccord Capital Corporation (collectively, the "Underwriters"). The Offering Price of the Offered Shares has been determined by negotiation between the Corporation and the Underwriters.

The common shares (the "Common Shares") of the Corporation are listed on the Toronto Stock Exchange (the "TSE") under the symbol "K" and the American Stock Exchange (the "Amex") under the symbol "KGC". On February 4, 2002, the closing price of the Common Shares on the TSE was Cdn.$1.70 per share and on Amex was $1.07 per share. The Corporation has applied to list the Common Shares distributed under this Prospectus on the TSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSE.

PRICE: Cdn.$1.35 PER COMMON SHARE

	Price to the Public	Underwriting Fee	Net Proceeds to the Corporation(1)
Per Offered Share	Cdn.$1.35	Cdn.$0.06075	Cdn.$1.28925
Total(2)..................................	Cdn.$27,000,000	Cdn.$1,215,000	Cdn.$25,785,000

(1) After deducting the Underwriters' fee, but before deducting the expenses of the Offering estimated to be Cdn.$250,000, which will be paid from the general funds of the Corporation.

(2) The Corporation has granted the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at the sole discretion of the Underwriters until 48 hours prior to the closing of this Offering, enabling them to purchase up to 3,000,000 additional Common Shares (the "Additional Shares") at the Offering Price. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be Cdn.$31,050,000, Cdn.$1,397,250 and Cdn.$29,652,750, respectively. This Prospectus also qualifies the distribution of the Additional Shares. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing Offered Shares will be available for delivery at the closing of this Offering which is expected to take place on or about February 12, 2002, or such later date as may be agreed upon, but in any event not later than February 22, 2002.

All monetary amounts used herein are stated in United States dollars unless otherwise indicated. As at February 4, 2002, the noon rate as reported by the Bank of Canada was U.S.$1.00 = Cdn.$1.5915 or Cdn.$1.00 = U.S.$0.6283.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities regulatory authorities in all of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 5200, 40 King Street West, Toronto, Ontario M5H 3Y2; telephone (416) 365-5198.

The following documents, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) the Renewal Annual Information Form of the Corporation dated April 18, 2001 (the "Renewal Annual Information Form");

(b) management's discussion and analysis of financial condition and results of operations contained in the Corporation's annual report for the year ended December 31, 2000;

(c) the audited consolidated financial statements of the Corporation as at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, together with the auditors' report thereon and the notes thereto;

(d) the Management Information Circular and proxy materials of the Corporation dated March 23, 2001 (excluding those sections entitled "Composition of the Compensation Committee", "Report on Executive Compensation" and "Shareholder Return Performance Graph");

(e) the first quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2001 and 2000 together with the notes thereto;

(f) interim management discussion and analysis of financial condition and results of operations dated May 2, 2001 for the three months ended March 31, 2001;

(g) material change report dated February 27, 2001 relating to the Corporation's restructuring of gold derivative contracts;

(h) material change report dated April 5, 2001 relating to the voluntary early payment of $22 million by Fairbanks Gold Mining Inc., a wholly owned subsidiary of the Corporation, on its outstanding Industrial Revenue Bonds;

(i) material change report dated June 14, 2001 relating to the share purchase agreement dated June 12, 2001 among the Corporation, Income Series, a series of Franklin Custodian Funds, Inc. and Franklin Income Securities Fund, a series of Franklin Templeton Variable Insurance (collectively, the "Franklin Funds");

(j) material change report dated June 19, 2001 relating to the share purchase agreement dated June 15, 2001 between the Corporation and Capital Pro International, Inc. and the share purchase agreement dated June 18, 2001 between the Corporation and The Tell Fund;

(k) material change report dated June 22, 2001 relating to the potential delisting of the Common Shares and the preferred shares of Kinam Gold Inc. ("Kinam") from the New York Stock Exchange;

(l) material change report dated July 12, 2001 relating to the completion of the acquisition by the Corporation of 945,400 preferred shares of Kinam for 24,186,429 Common Shares;

(m) material change report dated July 31, 2001 relating to the listing of the Common Shares and the preferred shares of Kinam on the Amex;

(n) the second quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2001 and 2000 together with notes thereto;

(o) interim management discussion and analysis of financial condition and results of operations dated August 2, 2001 for the six months ended June 30, 2001;

(p) material change report dated September 6, 2001 relating to: (i) the support and lock-up agreement, whereby the Corporation will, subject to certain conditions, exchange its 15.8% holding of capital securities of Echo Bay Mines Ltd. ("Echo Bay") for approximately 57.1 million common shares of Echo Bay; and (ii) the announcement that Dundee Securities Corporation had agreed to act as the Corporation's agent in connection with an offering of 2,000,000 flow-through Common Shares;

(q) material change report dated September 26, 2001 relating to: (i) the agreement to acquire certain assets from Wheaton River Minerals Ltd. ("Wheaton"); and (ii) the filing of a lawsuit against Omolon Gold Mining Company ("Omolon"), the owner of the Kubaka mine;

(r) material change report dated November 9, 2001 relating to the third quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2001 and 2000, together with notes thereto and interim management discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2001;

(s) the third quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2001 and 2000, together with notes thereto;

(t) interim management discussion and analysis of financial condition and results of operations dated November 9, 2001, for the nine months ended September 30, 2001;

(u) material change report dated December 14, 2001 relating to: (i) closing of the acquisition of the George/Goose Lake Project situate in Nunavut Territory from Wheaton in consideration of the issue of 4,000,000 Common Shares; (ii) the issuance of 2.25 million flow through Common Shares; and (iii) the sale of the Macassa mine and mill located in Kirkland Lake, Ontario;

(v) material change report dated January 22, 2002 relating to the entering into an agreement by the Corporation with the Underwriters in connection with this Offering; and

(w) material change report dated February 5, 2002 relating to: (i) a potential tender offer by the Corporation to acquire all of the outstanding $3.75 series B convertible preferred shares of Kinam which the Corporation does not already own (the "Kinam Preferred Shares"); and (ii) the determination by the Corporation to write off its $11.8 million investment in the Blanket mine, effective as of the fourth quarter of 2001, due to continuing uncertainties associated with the political and economic situation in Zimbabwe.

Annual information forms, material change report (except confidential material change reports), consolidated interim financial statements (unaudited) and information circulars, all as filed by the Corporation with the various securities commissions or any similar authorities in Canada after the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains or incorporates forward-looking statements, including statements regarding the business and anticipated financial performance of the Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences are described under the heading "Risk Factors" in the Renewal Annual Information Form, which is incorporated by reference into this Prospectus.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Offered Shares issued to holders to whom any of the following statutes apply is, in certain cases, governed by criteria which such holders are required to establish as policies or guidelines, and in certain cases, file, pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards, general investment provisions and restrictions provided therein:

Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Pension Benefits Act (Ontario);
Financial Institutions Act (British Columbia);
The Pension Benefits Act, 1992 (Saskatchewan);
Loan and Trust Corporations Act (Ontario);
Pension Benefits Standards Act (British Columbia);
Loan and Trust Corporations Act (Alberta);
The Trustee Act (Manitoba);
The Insurance Act (Manitoba); and
The Pension Benefits Act (Manitoba).

In the opinion of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP, the Offered Shares will be, as at the date of issue, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans, subject to the specific provisions of any particular plan. In the opinion of such counsel, the Offered Shares will not constitute foreign property for Plans and other persons subject to tax under Part XI of the Tax Act.

THE CORPORATION

The Corporation was continued under the Business Corporations Act (Ontario) on May 31, 1993 by articles of arrangement pursuant to which CMP Resources Ltd., Plexus Resources Corporation and 1021105 Ontario Corp. amalgamated by way of arrangement. The Corporation and Falconbridge Amalco Inc., a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation and FGC Acquisition Inc., then amalgamated on December 31, 1993 by way of arrangement. The Corporation filed articles of amalgamation on December 29, 2000 in connection with the amalgamation with La Teko Resources Inc. The registered office and principal place of business of the Corporation is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2.

The Corporation is engaged in the mining and processing of gold and silver ore and in the exploration for and acquisition and development of gold bearing properties, principally in Canada, the United States, Russia, Chile and Zimbabwe.

The Corporation's primary operating properties consist of a 100% interest in the Fort Knox mine near Fairbanks, Alaska; a 100% interest in the Hoyle Pond mine near Timmins, Ontario; a 54.7% interest in the Kubaka mine in the Magadan Oblast situated in Far East Russia; and a 100% interest in the Blanket mine situated in Zimbabwe. In addition, the Corporation owns other mining properties in various stages of exploration, development, reclamation and closure. The Corporation holds its interests in each of these properties in accordance with industry standards.

RECENT DEVELOPMENTS

On September 5, 2001, the Corporation entered into a support and lock-up agreement with Echo Bay whereby the Corporation will, subject to certain conditions, exchange its $15.8 million outstanding principal amount of capital securities for approximately 57.1 million common shares of Echo Bay.

On September 25, 2001, the Corporation announced that a lawsuit had been filed against Omolon, the owner and operator of the Kubaka mine, in which the Corporation indirectly owns 54.7% of the issued and outstanding common shares. The lawsuit, which seeks $45 million, was brought in the Magadan Region, Russia, by a minority shareholder of Omolon. See "Risk Factors".

The Corporation has advised Kinam that it is considering a potential tender offer to acquire the Kinam Preferred Shares at a price of $16.00 per share. The Corporation indicated that the making of a formal tender offer (the "Tender Offer") is subject to a number of conditions including the completion of this Offering, a determination by the board of directors of each of the Corporation and Kinam that the offer is fair to the non-affiliated holders of the Kinam Preferred Shares and such other conditions as may be contained in the Tender Offer.

Due to the continuing uncertainties associated with the political and economic situation in Zimbabwe, the Corporation has determined to write off its $11.8 million investment in the Blanket mine, effective as of the fourth quarter of 2001. The Corporation intends to continue to operate the Blanket mine so long as conditions permit.

In addition to the foregoing, other recent developments are described under "Consolidated Capitalization".

DESCRIPTION OF SECURITIES DISTRIBUTED

Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the directors and, upon liquidation, to receive such assets of the Corporation as may be distributable to such holders.

CONSOLIDATED CAPITALIZATION

The table below sets forth the consolidated capitalization of the Corporation, adjusted to give effect to the material changes in the share and loan capital of the Corporation since the date of the audited consolidated financial statements for the Corporation's most recently completed financial year for which financial statements have been published.

	As at December 31, 2000		
	Actual (audited)	Adjustments (unaudited) (in millions of dollars)	Adjusted (unaudited)
Long-term debt - (1)	$ 111.3	$ (52.5)	$ 58.8
Debt component of convertible debentures	33.4	-	33.4
Redeemable retractable preferred shares	3.1	-	3.1
Common share capital – (2)	913.2	31.6	944.7
Contributed surplus	12.9	-	12.9
Equity component of convertible debentures	117.0	-	117.0
Deficit	(681.4)	-	(681.4)
Cumulative translation adjustments	(23.0)	-	(23.0)
Total Capitalization	486.5	(21.0)	465.5

(1) Debt adjustments reflect the following:

- on April 4, 2001, a partial early repayment of the Fort Knox Industrial Revenue Bonds (the "Alaska Bonds") by the Corporation accounted for a reduction of $22.0 million of long-term debt of the Corporation;
- on January 2, 2002, a partial early repayment of the Alaska Bonds by the Corporation accounted for a reduction of $9.0 million of long-term debt of the Corporation;
- during 2001, the Corporation repaid the project-financing debt relating to the Kubaka mine by $15.8 million and extended the repayment of the $4.2 million balance into 2002; and
- during 2001, the Corporation repaid the subordinated debt relating to the Kubaka mine by $5.7 million.

(2) Equity adjustments reflect the following:

- on July 12, 2001, the Corporation completed the acquisition of 945,400 convertible preferred shares of Kinam by issuing 24,186,429 Common Shares valued at $23.2 million;
- on September 27, 2001, the Corporation completed a private placement of 2,000,000 flow-through Common Shares for aggregate proceeds of $2.1 million;
- on December 7, 2001, the Corporation completed the acquisition of a 100% interest in the George/Goose Lake Gold Project from Wheaton by issuing 4,000,000 Common Shares valued at $3.8 million; and
- on December 10, 2001, the Corporation completed a private placement of 2,250,000 flow-through Common Shares for aggregate proceeds of $2.5 million.

USE OF PROCEEDS

The estimated net proceeds of this Offering, after deducting the Underwriters' fee and expenses of this Offering, are Cdn.$25,535,000, assuming no exercise of Underwriters' Option. If the Underwriters' Option is exercised in full, the net proceeds of this Offering, after deducting the Underwriters' fee and expenses of this Offering, are estimated to be Cdn.$29,402,750. The net proceeds of this Offering will be used for the acquisition of the Kinam

Preferred Shares pursuant to the Tender Offer, if such offer is made, and, to the extent that the net proceeds are not required for such purpose, for general corporate purposes.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 24, 2002 among the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on February 12, 2002 or such later date as may be agreed upon, but in any event, not later than February 22, 2002 (the "Closing Date"), all but not less than all of the Offered Shares at a price of Cdn.$1.35 per Common Share, against delivery of certificates representing such shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Corporation has agreed to pay the Underwriters a fee of Cdn.$0.06075 per Offered Share for their services in connection with the distribution of the Common Shares offered by this Prospectus. The Offering Price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at the sole discretion of the Underwriters until 48 hours prior to the Closing Date, enabling them to purchase the Additional Shares at the Offering Price. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be Cdn.$31,050,000, Cdn.$1,397,250 and Cdn.$29,652,750, respectively. The Corporation will pay to the Underwriters a fee of Cdn.$0.06075 per Additional Share. This Prospectus also qualifies the distribution of the Additional Shares.

The Corporation has agreed in favour of the Underwriters that, for a period of 90 days from the Closing Date, it will not issue or sell any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, except for issuances of securities under the Corporation's stock option plan, employee share purchase plan or any convertible securities outstanding as at the Closing Date, without the prior consent of CIBC World Markets Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of a material change in the state of the financial markets. The Underwriters are, however, obligated, to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than which would otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

It is anticipated that the Underwriters will designate a placement agent (the "Placement Agent") to offer a portion of the Offered Shares to potential United States investors. The Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act and the securities laws of applicable states of the United States. The Underwriters have agreed that, except for Offered Shares offered on behalf of the Corporation by the Placement Agent in transactions exempt from the registration requirements of the

U.S. Securities Act and applicable state securities laws, they will not offer or sell the Common Shares within the United States or to, or for the account or benefit of, U.S. persons. Any Common Shares sold to United States investors will reduce the number of Offered Shares and/or Additional Shares acquired by the Underwriters as principals directly from the Corporation. Certificates for such shares will be delivered on the Closing Date at the instruction of the United States purchasers, if any, against delivery of the purchase price therefor to the Corporation.

In addition, until 40 days from the Closing Date, the Underwriters have agreed, and are required to obtain the agreement of any broker to which they sell Common Share subject to this Offering, to not offer or sell any of the Common Shares except in compliance with Rules 903 and 904 adopted under the U.S. Securities Act or another applicable exemption from the registration requirements of the U.S. Securities Act. Subject to the foregoing, any offer or sale of the Common Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration provisions of the U.S. Securities Act.

The Corporation has applied to list the Common Shares distributed under this Prospectus on the TSE. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSE.

RISK FACTORS

The operations of the Corporation are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. Investors should carefully consider the risks described hereunder and the information described under "Risk Factors" in the Renewal Annual Information Form incorporated by reference in this Prospectus.

Political Risks

The Corporation conducts operations in a number of foreign countries. These operations are subject to a number of significant political, economic and social risks. In particular, the current political situation in Zimbabwe and the related social and economic instability may render it difficult or impossible for the Corporation to continue to conduct operations in Zimbabwe. See "Recent Developments".

The Corporation also conducts business in the Russian Republic through its subsidiary, Omolon. Omolon is currently the subject of a lawsuit in which a total claim of approximately $45,000,000 has been made against it. The Corporation has been advised by its counsel that Omolon has good defences available to it on the merits and that such counsel is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Republic may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon.

Bonding/Insurance

In accordance with standard industry practice, the Corporation seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Corporation or is obtainable only at significant additional cost, the Corporation may become subject to financial liabilities which may affect its financial resources.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of the Common Shares offered hereunder will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As of the date of this Prospectus, partners and associates of Cassels Brock & Blackwell LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, own less than 1% of the issued and outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Toronto.

PURCHASERS' STATUTORY RIGHTS

Securities legislation of several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: February 5, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) Robert M. Buchan
Chairman and Chief Executive Officer

(Signed) Brian W. Penny
Vice-President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Cameron A. Mingay
Director

(Signed) John M.H. Huxley
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 5, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

CIBC WORLD MARKETS INC.

(signed) Edward R. Hirst
Managing Director

RBC DOMINION SECURITIES INC.

(signed) Gordon J. Bell
Managing Director

SCOTIA CAPITAL INC.

(signed) J. Paul Rollinson
Managing Director

CANACCORD CAPITAL CORPORATION

(signed) Peter Marrone
Executive Vice President and
Managing Director

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

By: ______________________
Shelley M. Riley
Corporate Secretary

February 6, 2002.